UNITED STATES
AND EXCHANGE COMMISSION
HINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

October 12, 2006

Act	Exchange Act
Section	
Rule	10a-1, 10b-17, 14e-5, Reg M, Reg SHO
Public Availability	October 12, 2006

Richard F. Morris, Esq.
WisdomTree Investments, Inc.
48 Wall Street, 11th Floor
New York, NY 10005

Re: ***WisdomTree Trust***
File No. TP 07-03

Dear Mr. Morris:

In your letter dated October 12, 2006,[1] as supplemented by conversations with the staff of the Division of Market Regulation (the "Staff"), the WisdomTree Trust (the "Trust"), on behalf of itself, certain series of the Trust (each, a "Fund")[2], the NYSE, or any other national securities exchange or national securities association on or through which shares of a Fund ("Shares") may subsequently trade, ALPS Distributors, Inc. and persons or entities engaging in transactions in the Shares, including Authorized Participants, requests exemptive, interpretive, or no-action advice regarding Rules 10a-1, 10b-17, 14e-5, under the Securities Exchange Act of 1934 ("Exchange Act"), Rules 101 and 102 of Regulation M, and Rule 200(g) of Regulation SHO, in connection with secondary market transactions in the Shares and the creation and redemption of Creation Units of the Shares.

The Trust is an open-end management investment company, organized as a Delaware statutory trust on December 15, 2005, and has registered 20 investment series. The Trust has previously received relief from the above-described rules for the creation, redemption and trading of those series.[3] The Funds are ten additional series that attempt to approximate the price and yield performance of particular international sector Indexes established by WisdomTree

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1 We have enclosed a photocopy of your letter. Each defined term in this letter has the same meaning as defined in your letter, unless we note otherwise.

2 The Funds are the WisdomTree International Basic Materials Sector Fund, the WisdomTree International Communciations Sector Fund, the WisdomTree International Consumer Cyclical Sector Fund, the WisdomTree International Consumer Non-Cyclical Sector Fund, the WisdomTree International Energy Sector Fund, the WisdomTree International Financial Sector Fund, the WisdomTree International HealthCare Sector Fund, the WisdomTree International Industrial Sector Fund, the WisdomTree International Technology Sector Fund, and the WisdomTree International Utilities Sector Fund.

3 *See* Letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to Kathleen H. Moriarty, Carter, Ledyard & Milburn, dated June 15, 2006. ("TP 06-80").

Investments, Inc.[4] (collectively, the "Indexes"). The Funds do not try to beat the Indexes that they track and do not seek temporary defensive positions when equity markets decline or appear to be overvalued.[5] The NYSE's proposed rule change regarding the listing and trading of Shares of the Funds was approved by the Commission pursuant to Section 19(b) of the Exchange Act on June 15, 2006.[6] Each Fund will issue and redeem its Shares only in aggregations of 200,000 shares or multiples thereof. Shares will not be individually redeemable.

Response:

The Funds are structurally identical to the initial funds issued by the Trust and afforded relief by the Commission. Therefore, the relief extended to the Trust in the TP 06-80 Letter with regard to Rules 10a-1, 10b-17, 14e-5, under the Exchange Act, Rules 101 and 102 of Regulation M, and Rule 200(g) of Regulation SHO is extended to cover trading in the Funds, as described in that letter and subject to the same limitations and conditions.

The foregoing exemptions from Rules 10a-1, 10b-17, 14e-5 under the Exchange Act, interpretations of Rules 101 and 102 of Regulation M, and no-action position taken under Regulation SHO are based solely on your representations and the facts presented to the Staff, and are strictly limited to the application of those rules to transactions involving Shares of the Funds under the circumstances described above and in your letter. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations. Moreover, the foregoing exemptions from Rules 10a-1, 10b-17, and 14e-5 under the Exchange Act, interpretations of Rules 101 and 102 of Regulation M and no-action position taken under Regulation SHO are subject to the condition that such transactions in Shares of the Funds, any Deposit Security, or any related securities are not made for the purpose of creating actual, or apparent, active trading in or raising or otherwise affecting the price of such securities.

These exemptions, interpretations, and no-action positions are subject to modification or revocation if at any time the Commission or Staff determines that such action is necessary or

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4 The Indexes are the WisdomTree International Basic Materials Sector Index, the WisdomTree International Communciations Sector Index, the WisdomTree International Consumer Cyclical Sector Index, the WisdomTree International Consumer Non-Cyclical Sector Index, the WisdomTree International Energy Sector Index, the WisdomTree International Financial Sector Index, the WisdomTree International HealthCare Sector Index, the WisdomTree International Industrial Sector Index, the WisdomTree International Technology Sector Index, and the WisdomTree International Utilities Sector Index.

5 Each Index is designed to measure a specific segment of the market for U.S. or international dividend-paying securities. The proportion of the securities in each Index is based on either the amount of cash dividends that companies in each Index pay or the dividend yield of the companies in each Index. This means that securities of companies that pay higher amounts of cash dividends or have higher dividend yields generally will be more heavily weighted in each Index and Fund. The Funds' Index Provider is an affiliate of the Trust.

6 *See* Securities Exchange Act Release No. 53998.

appropriate in furtherance of the purposes of the Exchange Act. In addition, persons relying on these exemptions, interpretations, and no-action positions are directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 9(a), 10(b), and Rule 10b-5 thereunder. Responsibility for compliance with these and other provisions of the federal or state securities laws must rest with persons relying on these exemptions, interpretations, and no-action positions. The Staff expresses no view with respect to other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of other federal and state laws to, the proposed transactions.

For the Commission, by the Division of Market Regulation, pursuant to delegated authority,

James A. Brigagliano
Acting Associate Director

Enclosure

WISDOMTREE℠ INVESTMENTS

October 12, 2006

Mr. James A. Brigagliano, Esq.
Acting Associate Director
Trading Practices and Processing
Division of Market Regulation
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Request of WisdomTree Trust, et al., for Exemptive, Interpretive or No-Action Relief from Rules 10a-1; 10b-17, 14e-5 and Rules 101 and 102 of Regulation M under the Securities Exchange Act of 1934, as amended, and Rule 200(g) of Regulation SHO promulgated thereunder

Dear Mr. Brigagliano:

SUMMARY OF REQUEST FOR RELIEF

We are writing on behalf of WisdomTree Trust ("Trust") and each series of the Trust identified in Appendix A (each, a "Fund"). The Trust, on behalf of itself, the New York Stock Exchange ("NYSE") or any other national securities exchange or national securities association on or through which shares of a Fund ("Shares")[1] may subsequently trade (with each such market referred to herein as a "Market")[2], ALPS Distributors, Inc. ("Distributor") and persons or entities engaging in transactions in Shares, including Authorized Participants (as defined below), hereby requests, as appropriate, from the staff of the Division of Market Regulation ("Staff") of the Securities and Exchange Commission ("Commission"), or from the Commission, exemptions from, or interpretive or no-action advice regarding Rules 10a-1, 10b-17, 14e-5 and Rules 101 and 102 of Regulation M under the Securities Exchange Act of 1934, as amended ("Exchange Act"), and Rule 200(g) of Regulation SHO promulgated under the Exchange Act.

The relief requested in this letter ("Letter") is identical to the relief requested by and granted in connection with the twenty (20) initial funds of the Trust on June 15, 2006 (the "Initial Funds").[3] Except for the relief requested herein with respect to Rule 200(g) of Regulation SHO,

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[1] The Trust intends to list the Shares of the ten (10) Funds identified in Appendix A on the NYSE (see Part I A of this letter below and Appendix A hereto for a description of the Funds). The NYSE has received Commission approval pursuant to Section 19(b) of the Exchange Act of rules applicable to the trading of the Shares (Rel. No. 34-53998)(June 15, 2006). In addition, the Commission granted the requested relief to the Trust from the application of certain sections of the Investment Company Act of 1940 ("1940 Act") and the rules promulgated thereunder (Rel. No. IC – 27324)(May 18, 2006).

[2] In the future, the Trust may determine to list Shares on a Market other than the NYSE. If the Trust lists Shares on a Market other than the NYSE, Shares will be listed in accordance with exchange listing standards that are, or will become, effective pursuant to Section 19(b) of the Exchange Act. If the Shares also trade on a Market pursuant to unlisted trading privileges, such trading will be conducted pursuant to self-regulatory organization rules that have become effective pursuant to Exchange Act Section 19(b).

[3] Letter from James A. Brigagliano, Acting Associate Director, Division of Market Regulation, to Kathleen H. Moriarty, Carter, Ledyard & Milburn, dated June 15, 2006.

WisdomTree Investments, Inc. 48 Wall Street, 11th Floor, New York, NY 10005 212-918-4580 Tel 212-918-4581 Fax the relief requested in this Letter is substantially similar to the exemptive, interpretive or no-action relief granted by the Commission to the open-end management investment companies[4] and unit investment trusts[5] (registered as such with the Commission) that have been listed and traded on a Market as "exchange traded funds" ("ETFs"), as well as to certain exchange traded financial

[4] The Commission has previously granted exemptive, interpretive or no-action relief from Section 11(d)(1) of the Exchange Act, and from Rules 10a-1;10b-10; 10b-17; 11d1-2;14e-5; 15c1-6; Rules 101 and 102 of Regulation M to investment companies holding domestic and international securities similar to that requested in this Letter. See e.g., PowerShares Lux NanoTech Portfolio, letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to Stuart Strauss, Clifford Chance, US LLP, dated October 25, 2005 as well as letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to Stuart M. Strauss, Clifford Chance, dated March 2, 2005 with respect to PowerShares Exchange-Traded Fund Trust and its PowerShares WilderHill Clean Energy Portfolio (collectively, "PowerShares Letters"); Vanguard Emerging Markets Stock Index Fund, et al. (with respect to the trading of VIPERS to be issued by the three named investment portfolios of the International Index Trust ("VIPERS International Letter"); letter from James A. Brigagliano, Assistant Director, Division of Market Regulation to Kathleen H. Moriarty, Carter, Ledyard & Milburn, dated March 9, 2005; PowerShares WilderHill Clean Energy Portfolio, letter from James A. Brigagliano, Assistant Director, Division of Market Regulation to Stuart Strauss, Clifford Chance, dated March 2, 2005; iShares MSCI EAFE Growth Index Fund and iShares MSCI EAFE Value Index, letter from James A Brigagliano, Assistant Director, Division of Market Regulation, to Jack P. Drogin of Morgan Lewis & Bockius, LLP, dated August 4, 2005; iShares FTSE/Xinhua China 25 Index Fund, letter from James Brigagliano, Assistant Director, Division of Market Regulation to Jack P. Drogin, Morgan, Lewis & Bockius LLP, dated October 14, 2004; iShares Lehman U.S. Treasury Inflation Protected Securities Fund and the iShares Lehman U.S .Aggregate Bond Fund (each a series of the iShares Trust), letter from James A. Brigagliano, Assistant Director, Division of Market Regulation to Jack P. Drogin, Morgan, Lewis & Bockius, LLP, dated September 25, 2003; ETF Advisors Trust (with respect to the trading of FITRs), letter from James A. Brigagliano, Associate Director, Division of Market Regulation, to Kathleen H. Moriarty of Carter, Ledyard & Milburn, dated November 1, 2002; Fresco Index Shares Fund, letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to Stuart Strauss, Mayer, Brown Rowe & Maw, dated October 21, 2002; iShares Trust, letters from James A. Brigagliano, Assistant Director, Division of Market Regulation to W. John McGuire, Morgan, Lewis & Bockius LLP, dated July 25, 2002, to Mary Joan Hoene, Carter, Ledyard & Milburn, dated December 1, 2000, and September 5, 2000, and to Kathleen H. Moriarty, Carter, Ledyard & Milburn, dated May 16, 2000; streetTRACKS Series Trust, letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to Stuart Strauss, Mayer, Brown & Platt, dated September 26, 2000; Select Sector SPDR Trust, letters from Larry E. Bergman, Senior Associate Director, Division of Market Regulation to Stuart M. Strauss, Gordon Altman Butowsky, dated December 14, 1998 and December 22, 1998; Foreign Fund, Inc.(with respect to the trading of World Equity Benchmark Shares™), letter from Nancy J. Sanow, Assistant Director, Division of Market Regulation, to Donald R. Crawshaw, Sullivan & Cromwell, dated April 17, 1996; The CountryBaskets Index Fund, Inc., letter from Nancy J. Sanow, Assistant Director, Division of Market Regulation, to Michael Simon, Milbank, Tweed, Hadley & McCloy, dated March 22, 1996; and letter from Nancy J. Sanow, Assistant Director, Division of Market Regulation, to Tuuli-Ann Ristkok, Donovan Leisure Newton & Irvine and Stephen K. West, Sullivan & Cromwell, dated March 22, 1996. (All open-end management investment companies identified in this footnote are collectively referred to herein as the "Open-End ETFs").

[5] See ,e.g., BLDRS Trust, letter from James Brigagliano, Assistant Director, Division of Market Regulation to Edward S. Knight, Executive President and general counsel, NASDAQ, dated November 13, 2002, (regarding an extension to NASDAQ of the application of "generic relief" previously granted to the AMEX with respect to certain exchange traded funds occasioned by the listing of BLDRS for trading on the NASDAQ ("BLDRS Letter"); Nasdaq 100 Trust (with respect to trading of QQQ), Letter from James A. Brigagliano, Assistant Director, Division of Market Regulation to James Duffy, Senior Vice President and General Counsel, AMEX, dated March 3,1999 ("Nasdaq-100 Letter"); DIAMONDS Trust, letter from Larry E. Bergman, Senior Associate Director, Division of Market Regulation to James F. Duffy, Executive Vice President and Counsel, Amex, dated January 9, 1998 ("DIAMONDS Letter") MidCap SPDR Trust, letter from Nancy Sanow, Assistant Director, Division of Market Regulation to James Duffy, Senior Vice President and General Counsel, AMEX, dated April 21, 1995 ("MidCap SPDR Letter");SPDR Trust, Series 1, letter from Nancy Sanow, Assistant Director, Division of Market Regulation to James Duffy, Senior Vice President and General Counsel, AMEX, dated January 22, 1993("SPDR Letter"); and The SuperTrust Trust, Letter from Nancy J. Sanow, Assistant Director, Division of Market Regulation, to James E. Duffy, Esq. of the AMEX, dated June 24, 1992. (collectively, the "UIT ETFs"). (Open-End ETFs and UIT ETFs are collectively referred to herein as the "Prior ETFs").

products that are not registered investment companies.[6] In addition, the relief requested in this Letter with respect to Rule 200(g) of Regulation SHO is identical to that granted in the VIPERS International Letter.[7]

This Letter is divided into six parts. Part I is a description of the Trust and the Funds, Part II is a description of the Trust's disclosure documents with respect to its Shares, Part III is a comparison of the Trust against Prior ETFs, Part IV contains a discussion of the dissemination of information regarding Shares, Part V contains the requests for relief and Part VI is the conclusion. Appendix A hereto contains a list of names of the Funds and a brief description of the securities index underlying each Fund. Appendix B hereto describes the rules based methodology ("Rules-Based Methodology") used to create, operate and maintain each specific securities index for each of the Funds identified herein (each such index, an "Index" and collectively, the "Indexes").

PART I

A. THE TRUST AND ITS FUNDS

The Trust was organized as a Delaware statutory trust on December 15, 2005 and is authorized to have multiple series or portfolios. The Trust is registered with the Commission under the Investment Company Act of 1940, as amended ("1940 Act"), as an open-end management investment company. The Trust has organized ten (10) Funds identified in Appendix A hereto which are the subject of this request for relief. Each Fund seeks investment returns that closely correspond to the price and yield performance of a particular international sector Index established by WisdomTree Investments, Inc. ("Index"), as identified in Appendix A hereto and calculated, maintained and disseminated by the Calculation Agent (defined below) in

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[6] See, Letter from Racquel L. Russell, Branch Chief, Office of Trading Practices and Processing, Division of Market Regulation, to George T. Simon, Esq., Foley & Lardner LLP, dated June 21, 2006, with respect to Rydex Specialized Products LLC, letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to Michael Schmidtberger, Esq., Sidley Austin Brown & Wood LLP dated January 19, 2006 with respect to DB Commodity Index Tracking Fund and DB Commodity Services LLC; letter from Brian A. Bussey, Assistant Chief Counsel, Division of Market Regulation, to Kathleen H. Moriarty, Carter, Ledyard & Milburn, dated December 12, 2005, with respect to StreetTRACKS Gold Trust and letter from James A. Brigagliano, Assistant Director, Division of Market Regulation to Kathleen H. Moriarty of Carter, Ledyard & Milburn LLP, dated November 17, 2004, with respect to the streetTRACKS Gold Trust; letter from Brian A. Bussey, Assistant Chief Counsel, Division of Market Regulation, to David Yeres, Clifford Chance, dated December 12, 2004, with respect to iShares COMEX Gold Trust and letter from James A. Brigagliano, Assistant Director, Division of Market Regulation to David Yeres, Clifford Chance US LLP, dated January 27, 2005, with respect to the iShares COMEX Gold Trust; letter from James A. Brigagliano, Assistant Director, Division of Market Regulation to George T. Simon, Foley & Lardner, LLP, dated December 5, 2005, with respect to the Euro Currency Trust; and letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to Claire P. McGrath of the AMEX, dated November 3, 1999, regarding the trading of HOLDRs.

[7] See, letter from James A. Brigagliano, Assistant Director, Division of Market Regulation to Kathleen H. Moriarty, Carter Ledyard & Milburn LLP, dated March 9, 2005 with respect to the trading of VIPERS to be issued by the three named investment portfolios of the International Index Trust. See also letter from James A. Brigagliano, Assistant Director, Division of Market Regulation dated August 4, 2005 to Jack P. Drogin with respect to the iShares MSCI EAFE Growth Index Fund and the iShares MSCI EAFE Value Index Fund; letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to Stuart M. Strauss, Clifford Chance, dated March 2, 2005 ("PowerShares Letter"); and letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, dated January 27, 2005 to David Yeres, Clifford Chance US LLP with respect to iShares COMEX Gold Trust ("iShares COMEX Letter").

the manner and according to the Rules-Based Methodology described in described in Appendix B, hereto.

The Trust intends to list the Shares on the NYSE and will offer and sell such shares pursuant to a "Registration Statement" (Registration Nos. 811-21864 and 333-132380) on Form N-1A under the 1940 Act and the Securities Act of 1933 ("1933 Act"), respectively, which was filed with the Securities and Exchange Commission ("SEC") on July 26, 2006 and September 29, 2006 and declared effective by the SEC on October 2, 2006. Each Fund has a distinct investment objective which is different than that of the other Funds. Each Fund's investment objective (as stated in the Registration Statement) is to track the price and yield performance of a particular Index developed by WisdomTree Investments. The Funds do not try to "beat" the Indexes that they track and do not seek temporary defensive positions when equity markets decline or appear to be overvalued.

Each Index is derived from the WisdomTree Dividend Index of Europe, Far East Asia and Australasia ("DIEFA"). The WisdomTree DIEFA Index and the WisdomTree DIEFA Fund were described in the letter dated June 15, 2006, from James A. Brigagliano, Acting Associate Director, Division of Market Regulation, to Kathleen H. Moriarty, Carter, Ledyard & Milburn relating to the twenty (20) Initial Funds of the Trust. Each Index is designed to measure a specific sector of the market for international developed-market, dividend-paying securities. The Indexes differ from most traditional indexes in that the proportion – or "weighting" - of the securities in each Index is based on either the amount of cash dividends that companies in each Index pay or the dividend yield of the companies in each Index. This means that securities of companies that pay higher amounts of cash dividends or have higher dividend yields generally will be more heavily weighted in each Index and Fund. Most traditional indexes and index funds weight their securities by looking simply at the market capitalization of such securities. The Trust believes that the Indexes and Funds therefore offer investors an alternative to traditional indexes and index funds as well as actively-managed funds. All Indexes are constructed, operated and maintained in accordance with the Rules-Based Methodology.

Additional information (not contained herein) relating to the Trust, its Funds, its Shares and the Indexes may be found in: (1) the Registration Statement File Nos. 333-132380 and 811-21864 (which contains the statutory prospectus and statement of additional information for the Funds (collectively, "Prospectus")) filed with the SEC on July 26, 2006 and September 29, 2006 and declared effective on October 2, 2006; (2) the Trust's request for relief from the 1940 Act with respect to all Funds, contained in the application filed with the Commission on April 19, 2006, as amended on May 8, 2006 and on June 1, 2006 ("Trust Application"), the notice contained in Release No. IC-27324 dated May 18, 2006 ("Notice") and the order granting relief contained in Release Number IC-27391("Trust Order") dated June 12, 2006 (collectively referred to herein as "Trust Order"); and (iii) the Commission approval pursuant to Section 19(b) of the Exchange Act of rules applicable to the trading of shares of the Initial Funds on the NYSE (Rel. No 34-53998)(June 15, 2006). The Trust and/or the Market on which the Shares are primarily listed (the "Primary Listing Market") will host a public website which will contain additional information and data with respect to the Shares as described in Part IV of this Letter ("Website").

B. OTHER PARTIES

1. Advisor and Sub-Advisor

Each Fund will be advised by WisdomTree Asset Management, Inc. ("Advisor") pursuant to an Investment Advisory Agreement between the Trust and WisdomTree Asset Management. WisdomTree Asset Management is a Delaware corporation registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). The Advisor has offices located at 48 Wall Street, 11th Floor, New York, NY 10005. The Advisor is not affiliated (within the meaning of Section 2(a)(3) of the 1940 Act) with the NYSE or any other Market, the Distributor (as defined below) or the Calculation Agent (as defined below). The Advisor is affiliated (within the meaning of Section 2(a)(3) of the 1940 Act) with the Index Provider (see Part I.B.4 below).

BNY Investment Advisors, a separately identifiable division of The Bank of New York ("BNY") and a registered investment adviser with offices located at 1633 Broadway, 13th floor, New York, NY 10019, serves as the "Sub-Adviser" for each Fund. The Sub-Adviser chooses each Fund's portfolio investments and places orders to buy and sell each Fund's portfolio investments. The Sub-Adviser is not affiliated (within the meaning of Section 2(a)(3) of the 1940 Act) with the Advisor, the Distributor, the NYSE, any other Market, the Index Provider or the Calculation Agent.

2. Distributor and Authorized Participants

ALPS Distributors, Inc., a broker-dealer registered under the Exchange Act and a member of the National Association of Securities Dealers, Inc. ("NASD"), will act as the Distributor and principal underwriter of the Creation Units of Shares ("Distributor"). The Distributor will distribute Shares on an agency basis. The Distributor is not affiliated (within the meaning of Section 2(a)(3) of the 1940 Act) with the Advisor, Sub-Adviser, the NYSE, any other Market, the Index Provider, or the Calculation Agent.

Entities that have entered into an agreement with the Distributor to become "Authorized Participants" may place orders with the Distributor to purchase or redeem Creation Units, as described in Part II D. below. The Authorized Participants are not affiliated (within the meaning of Section 2(a)(3) of the 1940 Act) with the Advisor, Sub-Adviser, the NYSE, any other Market, the Index Provider, nor the Calculation Agent.

3. Administrator/Custodian/Transfer Agent/ Securities Lending Agent/Fund Accounting Agent

The Trust may appoint the Advisor or other service providers to act as administrator ("Administrator"), custodian ("Custodian") transfer agent ("Transfer Agent"), Fund Accounting Agent ("Fund Accounting Agent") and securities lending agent ("Securities Lending Agent") for the Trust. BNY will act as Transfer Agent, Custodian, Administrator and Fund Accounting Agent for the Trust, for which it will receive fees. BNY is authorized to appoint certain foreign custodians or foreign custody managers for Fund investments outside the United States ("Sub-Custodians"). BNY is not affiliated (within the meaning of Section 2(a)(3) of the 1940 Act) with the NYSE, any other Market, the Advisor, the Distributor or the Index Provider. UBS Securities LLC will act as the Securities Lending Agent for the Trust and will share in a portion of the revenue derived from lending each Fund's portfolio securities. The identity of the Advisor, Administrator, Custodian, Transfer Agent and Fund Accounting Agent will be disclosed in the Prospectus. If any such persons are "affiliated" persons within the meaning of Section 2(a)(3) of the 1940 Act with the Trust, the Advisor or the Distributor, such affiliation will also be disclosed and the performance of their duties and obligations will be conducted within the provisions of the 1940 Act and the rules thereunder.

4. Index Provider and Calculation Agent

WisdomTree Investments, Inc.("WTI") is the parent company of the Advisor. As owner of the Indexes and the Rules-Based Methodology, WTI has entered into an agreement (the "Calculation Agent Agreement") with a third party, Bloomberg L.P. (the "Calculation Agent"), to implement the Rules-Based Methodology, to calculate and maintain the Indexes, and calculate and disseminate the Index values. Pursuant to the Calculation Agent Agreement, the Calculation Agent, in accordance with the Rules-Based Methodology, will determine the number, type, and weight of securities that will comprise each Index and will perform or cause to be performed all other calculations necessary to determine the proper make-up of each Index, including the reconstitution updates for such Index. Pursuant to terms of this Agreement, the Calculation Agent will be solely responsible for all such Index maintenance, calculation, dissemination and reconstitution activities. The Calculation Agent is not an affiliated person (as such term is defined in the 1940 Act), or an affiliated person of an affiliated person, of the Funds, the Advisor, the Subadvisor, or the Distributor. Employees of WTI that do not have any portfolio management responsibilities will monitor the results produced by the Calculation Agent on a periodic basis to determine whether the Calculation Agent is performing such maintenance, calculation, dissemination and reconstitution in accordance with the Rules-Based Methodology.

C. SHARES

As described in subparts I.D. through I.F. below, each Fund will issue and redeem its Shares only in aggregations of 200,000 Shares or multiples thereof ("Creation Units"). Shares will not be individually redeemable; only Shares combined into Creation Units will be redeemable. The Trust intends that the initial NAV of Shares will be established at a level convenient for trading purposes.[8] Purchasers of Creation Units will be able to unbundle the Creation Units into the individual Shares comprising such Creation Unit.

It is not expected that the Funds' Distributor will maintain a secondary market in individual Shares. The NYSE will designate one or more member firms to act as a market specialist ("Specialist") and maintain a market for the Shares that trade on the NYSE. The Shares will trade on the NYSE in a manner similar to the shares of the Prior ETFs that are listed on the NYSE (*e.g.*, iShares).[9]

Shares will be registered in book-entry form only; the Funds will not issue individual certificates for Shares. The Depository Trust Company ("DTC") will serve as securities depository for Shares and DTC or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or a broker-dealer that is a participant in DTC (a "DTC Participant"). Beneficial owners of Shares

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[8] The Trust believes that a convenient trading range will be between $25 - $250 per Shares and the Trust reserves the right to declare a share split, or a reverse share split, if the trading price over time deviates significantly from such price range. Each shareholder will have one vote per Share.

[9] The Trust expects that the trading of Shares on any other Market would be conducted in a similar manner.

("Beneficial Owners") will receive, at the relevant Fund's expense, all of the statements, notices, and reports required under the 1940 Act and other applicable laws ("Required Materials").

The Trust understands that under existing industry practice, in the event the Trust requests any action of Beneficial Owners of Shares, or a Beneficial Owner desires to take any action that DTC, as the record owner of all outstanding Shares, is entitled to take, DTC would authorize the DTC Participants to take such action and that the DTC Participants would authorize the indirect participants and Beneficial Owners acting through such DTC Participants to take such action and would otherwise act upon the instructions of Beneficial Owners owning Shares through them. As described above, the Trust will recognize DTC or its nominee as the record owner of Shares for all purposes.

Accordingly, to exercise any rights of a holder of Shares, each Beneficial Owner must rely upon the procedures of (1) DTC, (2) DTC Participants and (3) brokers, dealers, banks and trust companies that clear through or maintain a custodial relationship with a DTC Participant, either directly or indirectly, through which such Beneficial Owner holds its interest. Moreover, because the Trust's records will reflect ownership of Shares by DTC only, the Trust will furnish the Required Materials to the DTC Participants who, in turn, will be responsible for distributing them to the Beneficial Owners. This arrangement is identical to that of all Prior ETFs.

D. PURCHASING SHARES

The Trust will offer, issue and sell Shares of each Fund in Creation Units through the Distributor on a continuous basis at the net asset value (sometimes referred to herein as "NAV") per share next determined after receipt of an order in proper form. The NAV of each Fund is expected to be determined as of the close of the regular trading session on the NYSE (ordinarily 4:00 p.m. Eastern Time ("ET")), on each day that the NYSE is open for business (each such day a "Business Day") The Trust will sell and redeem Creation Units of each Fund on every Business Day and will not suspend the right of redemption or postpone the date of payment or satisfaction upon redemption for more than seven days, other than (a) any period during which the NYSE is closed other than customary weekend and holiday closings, (b) any period during which trading on the NYSE is restricted, (c) any period during which an emergency exists as a result of which disposal by the Trust of securities owned by it is not reasonably practicable or it is not reasonably practicable for the Trust to determine the value of its net assets, and (d) for such other periods as the Commission has by order permitted in connection with certain International Funds and may by order permit for the protection of holders of Shares. Each Fund will always have a fixed number (initially 200,000) of Shares in a Creation Unit as specified in the Prospectus for such Fund.[10]

As discussed above, individual Shares will be listed on the NYSE (or another Market) and traded in the secondary market in the same manner as other equity securities and the units or shares (as the case may be) of Prior ETFs currently listed and trading thereon. The price of Shares trading in the secondary market will be based on a current bid/offer market. No secondary sales will be made to brokers or dealers at a concession by the Distributor or by any Fund. Transactions involving the sale of Shares in the secondary market -- which will be between purchasers and sellers and will not involve a Fund -- will be subject to customary brokerage commissions and charges. This also is the method employed by SPDRs, BLDRS, streetTRACKS, iShares, VIPERs,

[10] Assuming a Creation Unit of 200,000 Shares and $25 per Share price for a Fund as of the first day of trading on the NYSE, the Creation Unit value on such day would be $5,000,000.

Select Sector SPDRs, and the individual securities of other Prior ETFs. Like those products, the price at which Shares trade will be disciplined by arbitrage opportunities created by the ability to purchase or redeem Creation Units at NAV, which should ensure that Shares do not trade at a material premium or discount in relation to NAV.

Sales of Shares of each Fund generally will be purchased in Creation Units in exchange for the purchaser's deposit of an "In-Kind Deposit," comprised of equity securities. Likewise, redemptions of Shares of each Fund in Creation Units generally will be made by the Trust largely in an In-Kind Payment as described below under Part I.F. Shares may only be directly purchased, or redeemed, by or through an entity which is an "Authorized Participant" (i.e. (i) a broker-dealer or other participant in the clearing process through the Continuous Net Settlement System of the NSCC , a clearing agency that is registered with the SEC; or a DTC Participant, and (ii) which has executed an agreement with the Distributor with respect to creations and redemptions of Creation Unit Aggregations " with the Distributor. Authorized Participants may be, but are not required to be, members of the Primary Listing Market. Authorized Participants are generally broker-dealers and are not compensated by the Trust or any Fund in connection with the issuance or redemption of Shares.

E. PROCEDURES APPLICABLE TO PURCHASES OF FUNDS

In-Kind Deposits.

To purchase Shares directly from a Fund, an Authorized Participant must deposit with such Fund a basket of equity securities ("Deposit Securities"). Each Business Day, prior to the opening of trading on the NYSE (currently 9:30 a.m. ET), the Advisor or Sub-Advisor will make available through the National Securities Clearing Corporation ("NSCC") a list of the names and required number of shares of each Deposit Security to be included in that day's creation basket ("Deposit Basket").[11] Each Fund reserves the right to permit or require the substitution of an amount of cash - i.e., a "cash in lieu" amount - to be added to the Balancing Amount (as defined below) to replace any Deposit Security that may not be available in sufficient quantity for delivery or that may not be eligible for trading by an Authorized Participant or the investor for which it is acting.

Balancing Amount.

In addition to the In-Kind Deposit, Authorized Participants generally will be required to make a cash payment referred to as the "Balancing Amount" to the issuing Fund. The Balancing Amount is the amount equal to the differential, if any, between the market value of the Deposit Securities contained in the In-Kind Deposit and the NAV of the Shares being purchased. If the NAV of a Creation Unit is higher than the value of the Deposit Securities, an Authorized Participant will be required to pay the issuing Domestic Fund a Balancing Amount in cash. If the NAV of a Creation Unit is lower than the value of the Deposit Securities, the Authorized Participant will receive from the issuing Domestic Fund a Balancing Amount in cash. Computation of the Balancing Amount excludes any stamp duty or other similar fees and

[11] A Deposit Basket will, on any given day, be comprised of a basket of some or all of the component equity securities of the relevant Index.

expenses payable upon transfer of beneficial ownership of the Deposit Securities, which shall be the sole responsibility of the Authorized Participant.

Each Fund will publish, on a daily basis, information about the previous day's Balancing Amount or an estimate of that day's Balancing Amount based on expected income and expense accruals. In addition, an Authorized Participant also must pay a Transaction Fee, defined below, in cash. For custom orders, "cash in lieu" may be added to the Balancing Amount to replace any Deposit Security that may not be available in sufficient quantity for delivery or that may not be eligible for transfer through the Clearing Process (discussed below), or that may not be eligible for trading by an Authorized Participant or the investor for which it is acting. The Balancing Amount must be paid to the Trust by the third Business Day following the Transmittal Date.[12]

Placement of Purchase Orders.

As mentioned above, all purchase orders for Shares in Creation Units of a Fund must be placed by or through an Authorized Participant. A purchase order must be received by the Distributor on or prior to a Fund's NAV calculation time (normally 4:00 p.m. ET as described in the Prospectus), in order to receive that day's NAV per Share. All other procedures set forth in the Participant Agreement must be followed in order for an Authorized Participant to receive the NAV determined on that day. For each Fund, BNY shall cause the Sub-Custodian(s) of the Fund to maintain an account into which the Authorized Participant shall deliver, on behalf of itself or the party on whose behalf it is acting, the Deposit Securities included in the designated Deposit Basket (or the cash value of all or part of such Deposit Securities, in the case of a permitted or required cash purchase or "cash in lieu" amount), with any appropriate adjustments as advised by the Trust. Deposit Securities must be delivered to an account maintained at the applicable local Sub-Custodian(s).

Purchases of Creation Units of Shares of a Fund by an Authorized Participant generally will settle no later than the third (3rd) Business Day following the Transmittal Date (generally expressed as "T+3").[13] However, when a relevant local market is closed due to local market holidays, the local market settlement proccss will not commence until the end of the local holiday period. Settlement must occur by 2:00 p.m., ET, on the contractual settlement date.

Transaction Fee on Purchases of Creation Units.

The Trust may impose transaction fees ("Transaction Fees") in connection with the purchase of Creation Units. The exact amount of any such Transaction Fees for each Fund will bc determined by the Trust. The purpose of this fee is to protect the continuing shareholders of the Trust against the possible dilutive transactional expenses including operational processing and brokerage costs associated with establishing and liquidating portfolio positions in connection with the purchase of Creation Units.

[12] For an order to be accepted on a particular Business Day, the order must be received by the Distributor on or before a Fund's NAV calculation time (normally 4 p.m. ET) by permitted means on such day ("Transmittal Date") and must conform to all the terms, conditions and times established in the Participant Agreement.

[13] To the extent that the standard for the delivery and settlement of equity securities traded on a Market is shortened from T+3 to T+2, T+1 or even T, the time for the delivery and settlement of purchases or redemptions of Creation Units of Shares of a Fund by an Authorized Participant will be similarly shortened.

The maximum Transaction Fee, and any variations or waivers thereof, will be fully disclosed in the current Prospectus. From time to time and for such periods as the Trust in its sole discretion may determine, the Transaction Fees for purchase or redemption of Creation Units of a Fund may be increased, decreased or otherwise modified. Such changes and variations will be effected by an amendment or supplement to the then current Registration Statement for such Fund. Such Transaction Fees will be limited to amounts that will have been determined by the Advisor to be appropriate and will take into account transaction and operational processing costs associated with the recent purchases and sales of the securities held by the Trust. In all cases such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

An additional fee of up to three (3) times the normal Transaction Fee may be imposed on transactions in the limited circumstances in which any cash can be used in lieu of Deposit Securities to create Creation Units. Shares of a Fund may be issued in advance of receipt of Deposit Securities subject to various conditions including a requirement to maintain on deposit with the Trust an amount of cash at least equal to the sum of the Cash Component plus at least 110% (which the Trust may change from time to time) of the market value of the missing Deposit Securities with the Fund pending delivery of any missing Deposit Securities.

F. PROCEDURES APPLICABLE TO REDEMPTIONS OF FUNDS

Redemption Proceeds. Redemption proceeds generally will be paid in-kind with a basket of specified securities ("Redemption Basket"). The composition of the Redemption Basket will be available through NSCC. In most cases, the basket of securities an Authorized Participant will receive will be the same as the Deposit Basket required of investors purchasing Creation Units on the same day. There will be times, however, when the Deposit Basket and Redemption Basket differ. Each Fund reserves the right to honor a redemption request with a non-conforming Redemption Basket, with the consent of the redeeming investor.

Balancing Amount. If the NAV of a Creation Unit is higher than the value of the securities comprising a Redemption Basket, an Authorized Participant will receive from the redeeming Fund a Balancing Amount in cash. If the NAV of a Creation Unit is lower than the value of the securities comprising a Redemption Basket, the Authorized Participant will be required to pay to the redeeming Fund a Balancing Amount in cash. If an Authorized Participant is to receive a Balancing Amount, the amount due will be reduced by the amount of the applicable Transaction Fee.

Placement of Redemption Orders. Orders to redeem Shares in Creation Units of the Funds must be delivered by an Authorized Participant; investors other than Authorized Participants are responsible for making arrangements for a redemption request to be made through an Authorized Participant. An order to redeem Shares in Creation Unit(s) of any Fund is deemed received by the Trust on the Transmittal Date if: (i) such order is received by BNY (in its capacity as Transfer Agent) not later than such Fund's NAV calculation time on the Transmittal Date; (ii) such order is accompanied or followed by the requisite number of Shares of the Fund specified in such order, which delivery must be made through DTC to BNY no later than 10:00 a.m., Eastern time, on the next Business Day following the Transmittal Date; and (iii) all other procedures set forth in the Participant Agreement are properly followed. Deliveries of Portfolio Securities to redeeming Authorized Participants generally will be made within three Business Days. Due to the schedule of holidays in certain countries, however, the delivery of in-kind redemption proceeds for the

Funds may take longer than three Business Days after the day on which the redemption request is received in proper form. In such cases, the local market settlement procedures will not commence until the end of the local holiday periods. A list of the local holidays in the foreign countries relevant to each of the Funds can be found in the Prospectus.

Because the Portfolio Securities of a Fund may trade on the relevant exchange(s) on days that the listing exchange for the Fund is closed or are otherwise not Business Days for such Fund, stockholders may not be able to redeem their Shares of such Fund, or to purchase and sell shares of such Fund on the listing exchange for the Fund, on days when the NAV of such Fund could be significantly affected by events in the relevant foreign markets.

Transaction Fee on Redemption of Creation Units. The Trust may impose Transaction Fees in connection with the redemption of Creation Units of a Fund. The exact amount of any Transaction Fee will be determined by the Trust for such Fund. The purpose of this fee is to protect the continuing shareholders of the Trust against the possible dilutive transactional expenses including operational processing and brokerage costs associated with establishing and liquidating portfolio positions in connection with the redemption of Creation Units.

An Authorized Participant may request a redemption in cash which a Fund may, in its sole discretion, permit. Authorized Participants that elect to receive cash in lieu of one or more securities in the redemption basket are subject to an additional charge determined at the discretion of a Fund. The Transaction Fee is paid to a Fund, and it protects existing shareholders of a Fund from the expenses associated with the redemption of Creation Units.

G. DIVIDEND REINVESTMENT SERVICE

The Trust will not make the DTC book-entry Dividend Reinvestment Service available for use by Beneficial Owners for reinvestment of their cash proceeds, but certain individual brokers may make a dividend reinvestment service available to their clients. The Prospectus will inform investors of this fact and direct interested investors to contact such investor's broker to ascertain the availability and a description of such a service through such broker. The Prospectus will also caution interested Beneficial Owners that they should note that each broker may require investors to adhere to specific procedures and timetables in order to participate in the service and such investors should ascertain from their broker such necessary details. Shares acquired pursuant to such service will be held by the Beneficial Owners in the same manner, and subject to the same terms and conditions, as for original ownership of Shares. Brokerage commissions charges and other costs, if any, incurred in purchasing Shares in the secondary market with the cash from the distributions generally will be an expense borne by the individual Beneficial Owners participating in reinvestment through such service.

H. POTENTIAL INVESTORS AND USERS OF SHARES

The Advisor believes there will be three main types of market participants interested in buying and selling Shares in Creation Units:

(1) institutional investors who wish to keep a portion of their portfolio tracking one or more Indexes, and who choose Shares because they are a cost effective means to do so and/or because they can be bought and sold intra-day, unlike most investment company securities;

(2) arbitrageurs who seek to profit from any slight premium or discount in the market price of individual Shares on the Exchange versus the NAV of those Shares; and

(3) the Specialist, who may from time to time find it appropriate to purchase or redeem Creation Units in connection with its market-making activities on the Primary Listing Market.

The Advisor expects that secondary market purchasers of Shares will include both institutional and retail investors as is the case for current ETFs.

PART II

A. DISCLOSURE DOCUMENTS

The primary disclosure documents with respect to the Shares will be the Prospectus and the Product Description described below.

As with all investment company securities, the purchase of Shares in Creation Units from any Fund will be accompanied or preceded by a Prospectus. A statutory prospectus may not accompany secondary market trades of Shares, however, because the Commission has granted the Trust an exemption from Section 24(d) of the 1940 Act (see the Trust Order). This exemption is conditioned on an undertaking that investors purchasing from or through dealers in the secondary market will receive a short "Product Description." The Product Description, if employed by the Trust, will provide a plain English description of the relevant Fund and the Shares it issues.

Because the Prospectus will be delivered to investors dealing directly with the Trust, while the Product Description may be delivered to investors purchasing on the secondary market, the two documents will be tailored to meet the information needs of their particular audiences.

With respect to disclosure in the Prospectus concerning the non-redeemability of Shares, the Trust and the Funds will observe the following policies: (1) the term "mutual fund" will not be used except to compare and contrast the Trust or a Fund with conventional mutual funds; (2) the term "open-end management investment company" will be used in the Prospectus only to the extent required by Form N-1A or other securities law requirements and this phrase will not be included on the prospectus cover page or summary; (3) the front cover page of the Prospectus and the prospectus summary will include a distinct paragraph or paragraphs setting forth the fact that Shares will be listed on a Market (which will be identified) and will be individually non-redeemable; (4) the Prospectus will disclose that the owners of Shares may acquire those Shares from a Fund, and tender those Shares for redemption to the Fund, only in Creation Units; and (5) the Prospectus will clearly disclose that individual Shares prices may be below, above, or at the most recently calculated NAV.

The Prospectus will also indicate that the proposed method by which Shares will be purchased and traded may raise certain issues under applicable securities laws. Similar disclosure is made in the prospectuses for the Prior ETFs currently trading on a Market. As described above, Shares in Creation Units will be offered continuously to the public. Because new Shares may be created and issued on an ongoing basis, at any point during the life of the relevant Fund, a "distribution," as such term is used in the 1933 Act, may be occurring. Broker-dealers and other persons will be cautioned in the Prospectus that some activities on their part may, depending on the circumstances, result in their being deemed participants in a distribution in a manner which could render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the 1933 Act. The Prospectus will also state that a determination of whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular cases, and may provide examples of activities that could lead to categorization as an underwriter. The Prospectus will also state that dealers who are not "underwriters," but are participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with Shares that are part of an "unsold allotment" within the meaning of Section 4(3)(c) of the 1933 Act, would be unable to take advantage of the prospectus-delivery exemption provided by Section 4(3) of the 1933 Act.[14]

In contrast, the Product Description will not mention such legal risks, since these are not issues relevant to investors purchasing Shares on the secondary market. The Product Description will provide a plain English overview of the Trust and the Fund including its investment objective and investment strategies and the material risks and potential rewards of owning Shares. It also will provide a brief, plain English description of the salient aspects of Shares, including: the manner in which the Fund's Index value is reported; the manner in which Creation Units are purchased and redeemed; the manner in which Shares will be traded on the Market, including application of trading halt procedures; the identity of the Advisor; the composition and frequency of dividend and capital gains distributions; and the actions, if any, that would be taken by the Fund if its Shares are delisted or if its license with the Index Provider of its Index is terminated. It also will clearly disclose, among other things, that Shares are not redeemable individually and that an investor selling Shares on the secondary market may incur brokerage commissions when selling such shares and may receive less than the NAV of such shares. Finally, the Product Description will provide a website address where investors can obtain information about the composition and compilation methodology of a Fund's Index (see Part II.B. below).

The Product Description is not intended to substitute for a full statutory prospectus, and other than as described above, will not contain information that is not also contained in the Prospectus. The Product Description will indicate that a Prospectus about the Trust may be obtained, without charge, from the investor's broker or from the Distributor.

The Distributor will coordinate the production and distribution of Prospectus or Product Descriptions to broker-dealers. It will be the responsibility of the broker-dealers to ensure that a Prospectus or Product Description is provided to each secondary market purchaser of Shares.

B. <u>WEBSITE</u>

As discussed more fully in Part IV.B. below, the portfolio holdings of each Fund will be disclosed on the public website of the Primary Listing Market and/or the Trust.[15] The Trust, the

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[14] The Trust notes that prospectus delivery is not required in certain instances, including purchases of Shares by an investor who has previously been delivered a prospectus (until such prospectus is supplemented or otherwise updated) and unsolicited brokers' transactions in Shares (pursuant to Section 4(4) of the 1933 Act). Also, firms that do incur a prospectus-delivery obligation with respect to Shares will be reminded that under Securities Act Rule 153, a prospectus-delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of the Market in connection with a sale on such Market, is satisfied by the fact that the Prospectus are available at such Market upon request. The Prospectus also will note that the prospectus delivery mechanism provided in Rule 153 is only available with respect to transactions on the Market.

[15] The Trust will comply with its obligations, imposed by recent amendments to Form N-1A, to disclose in its policies and procedures with respect to the disclosure of its portfolio securities and to state in its Prospectus that a description of each Fund's policies and procedures is available in the SAI. See Release No. IC-26418.

Calculation Agent or the Primary Listing Market will also calculate and publish the Estimated NAV (discussed in Part IV.C. below) for each Fund. The Calculation Agent, or another organization authorized by the Index Provider or the Calculation Agent, will calculate and publish the current updated value of the relevant Index every 15 seconds throughout the trading day.

PART III

COMPARISON OF THE FUNDS TO THE PRIOR ETFS THAT HAVE SOUGHT SIMILAR COMMISSION ACTION AND RECEIVED SIMILAR RELIEF.

The Relief requested in this Letter is identical to the relief granted by the Commission in connection with the Trust's twenty (20) Initial Funds. The Relief requested in this Letter is substantially similar to the relief granted by the Commission to the Prior ETFs cited in footnotes 3 through 6 above, and is identical to the relief granted to certain Prior ETFs discussed in Part V.A.1.ii. below.

PART IV

A. AVAILABILITY OF INFORMATION REGARDING FUNDS, INDEXES AND SHARES

1. General

The daily NAV for each Fund will be calculated and disseminated each Business Day.

(a) Information Provided to Authorized Participants
All Authorized Participants may access the information described below. Applicants note that Authorized Participants that are not also NSCC members may have to either join NSCC or obtain the portfolio composition file ("PCF") from a third-party data vendor.

(b) Dissemination of Information about Creation and Redemption Baskets.

As discussed above, the Advisor will make available through NSCC, DTC or the Distributor on each Business Day, prior to the opening of trading on the NYSE, a list of names and the required number of shares of each Deposit Security to be included in the Creation Deposit for each Fund. The Advisor or Sub-Advisor also will make available on a daily basis information about the Balancing Amount. Similarly, the Advisor or Sub-Advisor will make available to Authorized Participants on each Business Day prior to the opening of trading on the NYSE a list of the names and number of shares of Redemption Securities for each Fund.

B. DISSEMINATION OF INFORMATION ABOUT EACH FUND'S PORTFOLIO SECURITIES AND INDEX

The closing prices of each Fund's portfolio securities ("Portfolio Securities") are readily available from, as applicable, the Primary Listing Market, other Markets, automated quotation systems, public sources, such as newspapers and other publications, and from a variety of on-line information services, such as Quotron, Bloomberg or Reuters.

In addition, the Trust (or the Adviser or the Sub-Adviser on the Trust's behalf) will make public disclosure of the identity of the Portfolio Securities of each Fund by posting the relevant information on the Trust's website and/or on the website of the Primary Listing Market ("Website"). The Website will be publicly accessible at no charge and will contain disclosure about the Portfolio Securities, such as the names and percentage weighting of each specific security held in the portfolio of each Fund, and will be made and updated daily. This information will form the basis for such Fund's NAV calculation as of 4:00 pm ET on that Business Day and will reflect portfolio trades made on the immediately preceding Business Day.

The Trust has been advised by the Calculation Agent that the value of each Index will be updated and disseminated every 15 seconds each Business Day to reflect (i) changing market prices if there is any overlap between the normal market hours in the U.S. and the market(s) covered by such Index (otherwise closing or last-sale prices in the applicable non-U.S. market are used), and (ii) changing currency exchange rates. These intra-day values of each Index will be disseminated every 15 seconds throughout the regular trading hours through the Consolidated Tape or by organizations authorized by the Calculation Agent. In addition, the Calculation Agent will disseminate over the Consolidated Tape or these organizations values for each Index once each trading day, based on closing or last sale prices of the securities in such Indexes. The NAV for each Fund will be calculated and disseminated daily. As discussed further herein, the Website, accessible to all investors at no charge, will publish the current version of the Prospectus, the Index for each Fund, as well as additional quantitative information that is updated on a daily basis, including daily trading volume, closing price and closing NAV for each Fund. Also, Applicants expect that the Primary Listing Market will disseminate a variety of data with respect to a Creation Unit of each Fund on a daily basis; such as information with respect to recent NAV, net accumulated dividend, final dividend amount to be paid and Shares outstanding, prior to the opening of the Primary Listing Market.

C. DISSEMINATION OF INFORMATION ABOUT FUNDS AND THEIR SHARES

In order to provide current Share pricing information for each Fund for use by investors, professionals and persons wishing to create or redeem Shares, the NYSE will disseminate: (i) continuously throughout the trading day, through the facilities of the consolidated tape, the market value of a Share, and (ii) every 15 seconds throughout the trading day, separately from the consolidated tape, a calculation of the estimated NAV ("Estimated NAV") of a Share.[16] Comparing these two figures allows an investor to determine whether, and to what extent, Shares are selling at a premium or a discount to NAV.

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[16] The Estimated NAV of each Fund's Shares is calculated by multiplying the value of each Deposit Security (converted into dollars based on current foreign currency exchange rates) by the number of shares of that security contained in the Creation Deposit, adding the resulting figure to the previous day's Balancing Amount or the estimated Balancing Amount, and dividing that sum by the number of Shares in a Creation Unit. The value of each Deposit Security will be either its most recent closing price or its then-current market price on its primary trading market, depending on whether the particular security trades in a country whose markets have closed or are still open. Throughout the U.S. trading day at 15-second intervals, the vendor will recalculate the estimated NAV of a Fund's Shares to reflect changes in market values (for those Deposit Securities trading in countries whose markets are open) and changes in foreign currency exchange rates.

As with other Market listed stocks, Shares' closing prices, and certain other daily trading information, such as market prices and volume of Shares, will be broadly available on a real time basis throughout the trading day. The Trust expects that the previous day's closing price and volume information will be published daily in the financial sections of many newspapers. In addition, The Trust expects, given the past history of Prior ETFs, that Shares will be followed by stock market and mutual fund professionals as well as investment advisors who will offer their analysis of why investors should purchase, hold, sell or avoid Shares. Market listing of Shares should help ensure that there is a substantial amount of raw data available, and that such data is packaged, analyzed and widely disseminated to the investing public. Also, the NYSE intends to disseminate a variety of data with respect to Shares on a daily basis by means of CTA and CQ High Speed Lines including: information as of the previous day's close with respect to NAV and the number of Shares outstanding. The Trust has been advised that similar information will be provided in connection with Shares of each Fund primarily listed on a Market other than the NYSE.

The Website will also contain the following information on a per Share basis, for each Fund: (i) the prior business day's closing NAV and closing market price (based on the mid-point of the bid-asked spread at the time the Fund's NAV is calculated ("Bid-Asked Price")), and a calculation of the premium or discount of the Bid-Asked Price in relation to the closing NAV; and (2) data for a period covering at least the four previous calendar quarters (or life of a Fund, if shorter) indicating how frequently each Fund's Shares traded at a premium or discount to NAV based on the daily Bid-Asked Price and closing NAV, and the magnitude of such premiums and discounts. The Website will also display the Prospectus, and additional quantitative information that is updated on a daily basis. Further, each Fund's Product Description will state that the Website contains the information described above.

PART V

A. REQUESTS FOR RELIEF - INTRODUCTION

The Trust, on behalf of itself, the NYSE, other Markets, the Distributor, Authorized Participants and persons or entities engaging in transactions in the Shares, requests that the Commission grant exemptive, interpretive or no-action relief from Rules 10a-1, 10b-17, and 14e-5 under the Exchange Act, Rules 101 and 102 of Regulation M and Rule 200 (g) of Regulation SHO in connection with secondary market transactions in Shares, and the creation or redemption of Shares, as discussed below. As noted above, this requested relief is substantially similar to relief granted to the Prior ETFs currently trading on a Market and to the Initial Funds.

1. Rule 10a-1 and Rule 200(g) of Regulation SHO

a. Rule 10a-1

For the reasons set forth below, the Trust respectfully requests that the Commission grant an exemption from Rule 10a-1 to permit sales of Shares without regard to the "tick" requirements of Rule 10a-1. The Trust also requests that the Staff confirm that it will not recommend enforcement action to the Commission under Rule 200(g) of Regulation SHO[17] against any broker-dealer that marks "short" rather than "short exempt," a short sale effected in Shares.

Rule 10a-1(a)(1)(i) provides that a short sale of an exchange-traded security may not be effected below the last regular-way sale price, or at such price unless such price is above the next preceding price at which a sale was reported. The Trust believes that relief from the application of Rule 10a-1 to secondary market transactions in Shares of each Fund is appropriate insofar as the value of such a share is based on the value of the securities underlying its Index. Application of Rule 10a-1 to Shares transactions would not further the Rule's purposes, and exempting such transactions from the Rule would not be inconsistent with such Rule.

A primary purpose of Rule 10a-1 is to prevent the market price of a stock from being manipulated downward by unrestricted short selling. The Trust expects that the market price of Shares of each Fund will be based primarily upon the current value of the component securities comprising such Fund's Index ("Component Securities"). Although the forces of supply and demand will have an effect on market prices for Shares, the Trust anticipates that the market price of Shares of any Fund will rise or fall primarily in accordance with the changes in the value of the Component Securities of the relevant Index and therefore expects that such Shares should not experience a significant decline in market value unless the value of such Component Securities had similarly declined. This has been the consistent experience of the Prior ETFs that currently trade on a Market.

In order to conduct arbitrage activity, market participants compare the most recently quoted secondary market price for Shares to, among other things, the market prices of the Component Securities in the applicable Index, the price of futures and other contracts on such securities and to the Estimated NAV. As with the Prior ETFs, this information will be readily available for Shares. Market participants can use this information to assess arbitrage opportunities for Shares in the same way that they do for the Prior ETFs.

The Trust believes that any temporary disparities in market value between Shares of any Fund and the Portfolio Securities held by such Fund would tend to be corrected immediately by arbitrage activity. Moreover, Creation Units may be redeemed with the Trust on any Business Day. Under these circumstances, it would appear to be economically futile for short sales in Shares to be utilized to depress Share prices of any Fund. Moreover, it would similarly be economically futile for short sales in Shares to be utilized to depress particular Component Securities in any Index underlying a Fund. Given the number and liquidity of the Component Securities in each Index, there is no realistic potential for manipulating the market price of a Portfolio Security held by a Fund or the market price of a Component Security in its Index by effecting transactions in Shares. This would be an economically impractical strategy for a manipulative short seller to utilize. Furthermore, the Trust is unaware that any of the ETFs currently trading on a Market have experienced incidents where the market price of their shares has been manipulated downward by unrestricted short selling.

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[17] Regulation SHO, adopted by the Commission with a compliance date of January 3, 2005, provided a new regulatory framework governing short sales of securities (Rel. No. 34- 50103, July 28, 2004, 69 FR 48008 (August 6, 2004) (the "SHO Release")). Among other things, Rule 200(g) of Regulation SHO requires broker-dealers to mark all sell orders of any equity security as "long," "short," or "short exempt." Rule 200(g)(2) requires that a short sale order is to be marked "short exempt" if the seller is relying on an exception from a price test.

In addition, the Trust believes that the trading market for Shares would be adversely affected if Rule 10a-1 operated to prevent dealers or any exchange specialist or market maker from making short sales of Shares to satisfy customer demand in the absence of an uptick. Requiring an investor to utilize another means to achieve such investor's investment goals would be detrimental to the market for Shares and contrary to the public interest in liquid, efficient securities markets.

The Trust notes that it is not requesting relief from Rule 10a-1 for secondary market portfolio sales which may be made in connection with redemptions of Shares. The short sale rule will apply (or not apply) to such transactions as to any other portfolio trade.

For the reasons set forth above, the Trust respectfully requests that the Commission grant an exemption from Rule 10a-1 to permit sales of Shares without regard to the "tick" requirements of Rule 10a-1.

b. Rule 200(g) of Regulation SHO

Rule 200(g) of Regulation SHO ("Rule 200(g)") provides that a broker-dealer must mark all sell orders of any equity security as "long," "short," or "short exempt." Rule 200(g)(2) requires that a short sale order must be marked "short exempt" if the seller is relying on an exception from the tick test of Rule 10a-1 of the Exchange Act or any short sale price test of any exchange or national securities association.

The Prior ETFs, along with certain other financial products,[18] have received various exemptions from the Commission from short sale price test restrictions. In granting these exemptions to Prior ETFs, the Commission noted that its decision was generally based on the fact that the market value of ETF shares would rise or fall primarily based on changes in the net asset value of the Component Securities in the indices related to such ETFs.[19]

The requested relief is subject to four conditions stated as follows:

1. For each exempt short sale, the various market centers that execute such sales have instituted procedures to "mask" the short sale character of the transaction so that they are executed as short exempt;

2. Such market centers monitor on a regular basis to confirm that any such product or transaction continues to meet the conditions for the exemptive relief and re-institute the price test for any product or transaction that fails to satisfy such conditions;

3. A broker-dealer executing exempt short sales will mark such sales as "short," and in no event will such sales be marked "long;" and

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[18] See, for example, those identified in footnote 6, supra.

[19] See, for example, letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to Ira Hammerman, Senior Vice President and General Counsel to the Securities Industries Association dated July 18, 2005 granting relief with respect to Rule 10a-1 in riskless principal transactions; letter from James A. Brigagliano, Assistant Director, Division of Market Regulation to Ira Hammerman, Senior Vice President and General Counsel to the Securities Industry Association, dated January 3, 2005, and letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, dated August 17, 2001 to Claire P. McGrath of the AMEX for a recital of the conditions for the ETF "class exemption."

4. The market centers will maintain an audit trail of all such trade executions, which is capable of being produced and subject to review upon request by the Commission and other appropriate regulatory authorities.

The Trust believes that the Shares issued by each Fund will be traded in the secondary market in the same manner as the shares of the Prior ETFs Therefore, the Trust respectfully requests, in conjunction with the request for relief from Rule 10a-1, that the Staff not recommend to the Commission enforcement action under Rule 200(g) if a broker-dealer marks "short," rather than "short exempt," a short sale that is effected in its Shares or in the crossing sessions in the same manner and to the same extent as the shares of the Prior ETFs.

2. <u>Rule 10b-17</u>

Rule 10b-17 requires an issuer of a class of publicly traded securities to give notice of certain specified actions (*e.g.*, dividends, stock splits, rights offerings) relating to such class of securities in accordance with Rule 10b-17(b). The Trust respectfully requests the Commission, pursuant to paragraph (b)(2), unconditionally exempt the Trust from the application of Rule 10b-17. Application of the Rule to the Trust would be impractical and unnecessarily burdensome, in view of the fact that holders of Shares are not holders of the Portfolio Securities held by a Fund. In addition, because each of the Portfolio Securities held by a Fund accounts for only a comparatively small portion of total holdings of the relevant issuer, no meaningful purpose would be served by applying Rule 10b-17 to the operation of the Trust.

Moreover, in light of the nature of the Trust, compliance with Rule 10b-17 would be impractical. As an investment company, the Trust is required by the Internal Revenue Code to distribute at least 98% of its ordinary income and capital gains during the calendar year. If the Trust declares too small a dividend, it will be charged an excise tax. If it declares too large a dividend, the excess could be considered a return of capital to investors.

To avoid an over- or under distribution of *ordinary income*, mutual funds, including the Trust must estimate: (i) the amount of ordinary income to be earned during the period from the date the dividend is declared to December 31; and (ii) the number of shares that will be outstanding as of the record date. Requiring the Trust to declare its dividend ten days in advance of the record date would increase the period for estimating ordinary income and the number of outstanding shares, and thus increase the risk of an over- or under distribution.

Requiring the Trust to declare its dividend ten days in advance of record date also would increase the chance that the Trust would over- or underdistribute *capital gains*. Unlike ordinary income, the Trust does not have the problem of estimating the *aggregate amount* of capital gains it will earn between declaration date and year-end because it is required to distribute only such capital gains as have been realized through March 31 of the year. However, as noted above, requiring the Trust to declare its dividend ten days in advance of the record date would increase the chance that the Trust would mis-estimate the number of outstanding shares. This, in turn, would increase the chance that the Trust would mis-estimate the *per share amount* of capital gains it must distribute. In view of the foregoing, the Trust requests that the Commission, pursuant to paragraph (b)(2), exempt the Trust, its Funds and the Shares from the application of Rule 10b-17.

In the alternative, the Trust seeks clarification that the exemption contained in paragraph (c) of Rule 10b-17 is applicable to the Shares of each Fund of the Trust. Paragraph (c) of Rule 10b-17 states that the Rule shall not apply to redeemable securities issued by open-end investment companies and unit investment trusts registered under the 1940 Act. Except for the fact that Shares must be redeemed only in Creation Units, Shares are redeemable securities issued by the Trust which is an open-end investment company.[20] It is in recognition of the foregoing that the Commission has issued the Trust Order permitting the Trust and its Funds to issue Shares with limited redeemability while still treating them like any other open-end investment company. Therefore, the exemption under paragraph (c) of Rule l0b-17, which covers open-end investment companies with fully redeemable shares, should be applicable to the Shares of each of the Funds.

3. Rule 14e-5

Rule 14e-5 prohibits a "covered person" from directly or indirectly purchasing or arranging to purchase any subject securities of a tender offer (or related security) except as part of such tender offer. The dealer-manager of a tender offer is included in a "covered person" subject to the Rule.

The Trust respectfully requests that the Commission grant an exemption from Rule 14e-5 to permit any person (including a member or member organization of the NYSE or another Market) acting as a dealer-manager of a tender offer for a security contained in a Deposit Basket or Redemption Basket, during the existence of such offer, to: (1) redeem Shares of a Fund in Creation Units to the Trust for a Redemption Basket that may include a security subject to the tender offer, and (2) engage in secondary market transactions in Shares of a Fund during such tender offer, if such bids or purchases are not effected for the purposes of facilitating a tender offer. Applicants believe that redemptions of Shares would not result in the abuses that Rule 14e-5 was designed to prevent. The acquisition of individual Portfolio Securities held by any Fund by means of redemptions of Shares of such Fund would be impractical and extremely inefficient in view of the relatively small number of shares of any one security included in a Redemption Basket and the requirement that a minimum of 200,000 Shares of a Fund (*i.e.*, a Creation Unit), or multiples thereof, be redeemed. In addition, as discussed below in the request for relief under Regulation M, application of the Rule's prohibition would impede the valid and useful market and arbitrage activity which would assist secondary market trading and improve Shares pricing efficiency.

The Trust similarly believes that it would be equally inefficient to facilitate a tender offer in a particular security included in a Deposit Basket by means of purchasing all of the securities comprising such Deposit Basket. Therefore, the Trust also respectfully requests that the Commission take a no-action position under Rule 14e-5 if a broker-dealer (including a member or member organization of the NYSE or another Market) acting as a dealer-manager of a tender offer for a Portfolio Security held by a Fund purchases or arranges to purchase shares of such Portfolio Security in the secondary market for the purpose of tendering them to purchase one or more Creation Units of Shares of a Fund, if such transactions are not effected for the purposes of facilitating a tender offer. An example of such transactions includes making an adjustment to a Fund's Deposit Basket in the ordinary course of business as a result of a change in the composition of its Index. Applicants also believe that the purchases of a Portfolio Security during the existence of a tender offer would not result in the abuses that Rule 14e-5 was designed to prevent. This requested relief is substantially similar to that afforded to the iShares Trust, the

[20] On June 12, 2006, pursuant to the Trust Order, the Commission granted the Trust and its co-applicants an exemption from Section 2(a)(32) of the 1940 Act to permit it, as an open-end investment company, to issue Shares in Creation Units.

WEBS Index Fund, Select Sector Trust, VIPERS and the BLDRS Trust (see footnotes 4 and 5, supra).

4. Rule 101 of Regulation M

The Trust respectfully requests that the Commission grant an exemption from Rule 101, as discussed below, to permit persons participating in a distribution of Shares of a Fund to bid for or purchase, redeem or engage in other secondary market transactions in such Shares.

Generally, Rule 101 of Regulation M is an anti-manipulation regulation that, subject to certain exemptions, prohibits any "distribution participant" and "its affiliated purchasers" from bidding for, purchasing from, or attempting to induce any person to bid for or purchase, any security which is the subject of a distribution until after the applicable restricted period, except as specifically permitted in Regulation M. The provisions of Rule 101 apply to underwriters and prospective underwriters, brokers, dealers, and other persons who have agreed to participate or are participating in such distribution.

The Trust understands that while broker-dealers that: (i) tender Deposit Securities to the Trust through the Distributor in return for Shares of a Fund in Creation Units; or (ii) redeem Shares of a Fund in Creation Units for receipt of Redemption Securities held by a Fund generally will not be part of a syndicate or selling group, and while no broker-dealer will receive fees, commissions or other remuneration from the Trust or the Distributor for the sale of Shares of a Fund in Creation Units, under certain circumstances such broker-dealers could be deemed to be "underwriters" or "distribution participants" as such terms are defined in Rule 100(b).

Paragraph (c)(4) of Rule 101 exempts from its application, *inter alia*, redeemable securities issued by an open-end management investment company (as such terms are used in the 1940 Act). The Trust is registered as an open-end management investment company under the 1940 Act. However, as discussed above, individual Shares are not redeemable except in Creation Units. Due to the redeemability of the Shares in Creation Units, there should be little disparity between the Shares' market price and their net asset value per Shares. Accordingly, the rationale for exempting redeemable securities of open-end management investment companies from the application of Rule 101 is equally applicable to the Shares. Although redemption is subject to the condition of tendering the appropriate number of Shares of Creation Units, the Trust otherwise will continue to function as an open-end fund continuously offering its Shares. It is in recognition of the special nature of such offerings that open-end management investment company and unit investment trust securities are exempted under paragraph (c)(4). Without such an exemption, they could not operate as intended. In view of the foregoing, the Trust requests that the Commission confirm that as a result of registration of the Trust as an open-end management investment company and the redeemable nature of the Shares in Creation Units, transactions in the Shares would be exempted from Rule 101 on the basis of the exception contained in (c)(4) of such Rule.

The purpose of Rule 101 is to prevent persons from conditioning the market to facilitate a distribution. Creation Units of Shares may be created and redeemed, in kind, (or in cash in certain cases) at net asset value, on any Business Day. Holders of Shares also have the benefit of intra-day secondary market liquidity by virtue of their Market listing. Thus, the secondary market price of Shares should not vary substantially from the net asset value of such Shares. Because of the redeemability of Shares in Creation Units, coupled with the open-end nature of the Trust, any significant disparity between the market price of the Shares and their net asset value should be eliminated by arbitrage activity. Because the net asset value of Shares is largely based on the market value of the relevant Fund's Portfolio Securities, transactions involving Shares (creations from and redemptions with the Trust, as well as purchases and sales in the secondary market) will not affect net asset value. Similarly, such transactions should not have a significant effect on the market price of Shares.

The Trust also respectfully requests relief from the provisions of Rule 101 to the extent necessary to permit persons or entities that may be deemed to be participating in the distribution of Shares or shares of any Portfolio Securities included as Deposit Securities (i) to purchase Deposit Securities for the purpose of tendering them to a Fund as part of a Creation Deposit, for the purchase of Creation Units of Shares and (ii) to tender Shares for redemption in Creation Units and to receive Redemption Securities as part of redemption proceeds.

The Trust also requests that the Commission clarify that the tender of the Shares to a Fund for redemption and the receipt of Redemption Securities upon redemption does not constitute a bid for or purchase of any of such securities, or an "attempt to induce any person to bid for or purchase a covered security, during the applicable restricted period" for the purposes of Rule 101. Redemption entails no separate bid for any of the Redemption Securities. As described above, following notice of redemption, a Fund will deliver the specified Redemption Securities after the redemption request is received in proper form, except in those cases where redemption proceeds are paid in cash. Absent unusual circumstances, the Trust will not purchase Redemption Securities in the secondary market to fulfill a redemption request. Therefore, redemptions of Shares cannot be expected to affect the market price of the Redemption Securities. As indicated above, the Distributor will not engage in any secondary market transactions in Shares, either for its own account or for investors. In addition, the Trust believes that the purchase of Deposit Securities, while engaged in a distribution with respect to such stock, for the purpose of acquiring a Creation Unit of Shares should be exempted from Rule 101. The purpose of Rule 101 is to prevent persons from conditioning the market to facilitate a distribution. The Trust believes there would be little financial incentive to engage in transactions in stock baskets valued at approximately $2,500,000 in order to manipulate the price of a single stock in the applicable Index. Furthermore, as discussed above, aberrations in the price should be readily detected by the marketplace and corrected by arbitrage activity when detected, thus eliminating the need for the limitations contained in Rule 101. Application of Rule 101 in this context would not further the anti-manipulative purposes the Rule.

In view of the lack of any special financial incentive to create Creation Units of Shares, combined with a predictable lack of any meaningful potential for the issuance and the secondary market trading of Shares to affect significantly Shares pricing, application of Rule 101 to a broker-dealer or other person who may be participating in a distribution of Shares or Equity Securities held by a Fund is unnecessary and inappropriate, and could unnecessarily hinder broker-dealers or other persons in their creation and redemption activities, in their day-to-day ordinary business of buying and selling Shares and thus undermine the potential beneficial market effects of Shares trading discussed throughout this Letter.

5. <u>Rule 102 of Regulation M</u>

The Trust respectfully requests that the Commission confirm that, as a result of registration of the Trust as an open-end management investment company and the redeemable nature of the Shares in Creation Units, for the reasons previously stated under the request for relief under Rule 101(c)(4), transactions in Shares would be exempted from Rule 102 on the basis of the exception contained in paragraph (d)(4) of such Rule. Application of Rule 102 in this context would not further the anti-manipulative purposes the Rule.

The purpose of Rule 102 is to prevent persons from manipulating the price of a security during a distribution and to protect the integrity of the offering process by prohibiting activities that could artificially influence the market for that particular security. The Trust respectfully requests that the Commission grant an exemption under paragraph (e) of Rule 102 to allow the Trust to redeem Shares in Creation Units during the continuous offering of the Shares. The Trust respectfully submits that the redemptions described in this letter do not constitute a manipulative or deceptive practice within the purpose of Rule 102 and are eligible for an exemption from the provisions of Rule 102 to allow each of the Funds to redeem Shares in Creation Units during the continuous offering of such shares.

For the reasons described in connection with the requested Rule 101 relief, redemption transactions and secondary market transactions in the Shares are not viable means to manipulate the price of a Portfolio Security held by a Fund during a distribution of such security. The Trust will redeem the Creation Units of Shares at the NAV of the Shares. Although Shares are traded on the secondary market, Shares may only be redeemed in Creation Units. Thus, the Trust believes that the redemption by the Trust of the Shares of each of the Funds at NAV in consideration principally for Portfolio Securities held by a Fund does not involve the abuses that Rule 102 was intended to prevent.

PART VI CONCLUSION

Based on the foregoing, the Trust respectfully requests that the Commission and the Division of Market Regulation grant the relief requested herein. The forms of relief requested are virtually identical to those actions which the Commission and the Division of Market Regulation have taken in similar circumstances.

Thank you for your consideration of this request. The Trust currently intends to launch the trading of the Shares of each of the Funds on the NYSE on October 13, 2006. In light of this schedule and given the ample precedent for the requested relief, the Trust is hopeful that the requests contained herein will be handled expeditiously. Should you have any questions or require additional information, please do not hesitate to call the undersigned at (212) 918-4968.

Very truly yours,

Richard F. Morris
Deputy General Counsel

APPENDIX A

I. Names Of Each Fund And Brief Description Of Its Index

Set forth below is the name of each Fund and Index.

Name of Fund	Name of Fund's Index
WisdomTree International Basic Materials Sector Fund	WisdomTree International Basic Materials Sector Index
WisdomTree International Communications Sector Fund	WisdomTree International Communications Sector Index
WisdomTree International Consumer Cyclical Sector Fund	WisdomTree International Consumer Cyclical Sector Index
WisdomTree International Consumer Non-Cyclical Sector Fund	WisdomTree International Consumer Non-Cyclical Sector Index
WisdomTree International Energy Sector Fund	WisdomTree International Energy Sector Index
WisdomTree International Financial Sector Fund	WisdomTree International Financial Sector Index
WisdomTree International Health Care Sector Fund	WisdomTree International Health Care Sector Index
WisdomTree International Industrial Sector Fund	WisdomTree International Industrial Sector Index
WisdomTree International Technology Sector Fund	WisdomTree International Technology Sector Index
WisdomTree International Utilities Sector Fund	WisdomTree International Utilities Sector Index

II. BRIEF SUMMARY OF THE INDEXES USED BY THE FUNDS

Each Index used by the Funds was developed by WisdomTree Investments, Inc. Only dividend-paying securities are eligible to be included in the Indexes. Each Index is derived from the WisdomTree Dividend Index of Europe, Far East Asia and Australasia (the "WisdomTree DIEFA Index"). The WisdomTree DIEFA Index measures the performance of companies in developed markets outside the U.S. that pay regular cash dividends and meet certain other requirements. To be included in the DIEFA Index, companies must be incorporated in and listed for trading on an exchange in one of 16 European countries (Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Netherlands, Norway, Portugal, Spain, Sweden, Switzerland or the United Kingdom), Japan, Hong Kong, Singapore, Australia or New Zealand. Each Index represents a specific international sector and consists of dividend-paying securities in the international market sector suggested by its name.

The Indexes differ from most traditional financial indexes in that the proportion - or - "weighting" - of the securities in each Index is based on the amount of cash dividends that companies in each Index pay. This means that securities of companies that pay higher amounts of cash dividends generally will be more heavily weighted in each Index and Fund. The Indexes and the Funds therefore offer investors an alternative to traditional indexes and index funds as well as actively-managed funds.

Companies must have paid at least $5 million in cash dividends on their common stock as of the most recent Index measurement date. Companies must also meet certain liquidity requirements. For example, a company must have a minimum market capitalization of $100 million as of the Index measurement date and have an average daily dollar volume traded of at least $100,000 for the three months prior to the Index measurement date. Common stocks, real estate investment trusts, tracking stocks, and holding companies are eligible for inclusion in each Index. Limited partnerships, limited liability companies, royalty trusts, preferred stocks, closed-end funds, exchange-traded funds, and passive foreign investment companies are not eligible for inclusion in an Index.

III. BRIEF SUMMARY OF THE FUNDS' INVESTMENT STRATEGIES

The Funds intend to use the investment strategies known as "Replication" and "Representative Sampling" in order to track their underlying Indexes. A Fund using a "Replication" strategy generally will invest in all or substantially all of the securities in its Index in approximately the same proportions as such securities are found in such Index. A Fund using a "Representative Sampling" strategy will select from its Index a sample of securities that closely resembles such Index in terms of key performance and risk factors and other characteristics.

IV. BRIEF DESCRIPTION OF THE FUNDS' INDEXES

WisdomTree International Basic Materials Sector Index
Number of Components: approximately 170

Index Description. The WisdomTree International Basic Materials Sector Index measures the performance of companies within the "Basic Materials" sector of the WisdomTree DIEFA Index. The Index includes companies from the following industries: chemicals, forest products and paper, iron/steel, and mining.

WisdomTree International Communications Sector Index
Number of Components: approximately 140

Index Description. The WisdomTree International Communications Sector Index measures the performance of companies in the "Communications" sector of the WisdomTree DIEFA Index. The Index includes companies from the following industries: advertising, internet, media, and telecom.

WisdomTree International Consumer Cyclical Sector Index
Number of Components: approximately 410

Index Description. The WisdomTree International Consumer Cyclical Sector Index measures the performance of companies in the "Consumer Cyclical" sector of the WisdomTree DIEFA Index. The Index includes companies from the following industries: airlines, apparel, automobiles and parts, entertainment, food service, home builders, housewares, leisure time, lodging, office furnishings, retail, textiles, and toys/games.

WisdomTree International Consumer Non-Cyclical Sector Index
Number of Components: approximately 355

Index Description. The WisdomTree International Consumer Non-Cyclical Sector Index measures the performance of companies in the "Consumer Non-Cyclical" sector of the WisdomTree DIEFA Index. The Index includes companies from the following industries: agriculture, tobacco, beverages, biotechnology, commercial services, cosmetics/personal care, food, health care, pharmaceuticals, and household products.

WisdomTree International Energy Sector Index
Number of Components: approximately 50

Index Description. The WisdomTree International Energy Sector Index measures the performance of companies in the "Energy" sector of the WisdomTree DIEFA Index. The Index includes companies from the following industries: oil and gas producers, oil and gas services, pipelines, alternative energy sources, and coal.

WisdomTree International Financial Sector Index
Number of Components: approximately 500

Index Description. The WisdomTree International Financial Sector Index measures the performance of companies in the "Financial" sector of the WisdomTree DIEFA Index. The Index includes companies from the following industries: banks, savings and loans, insurance companies, investment companies, real estate, and diversified financial.

WisdomTree International Health Care Sector Index
Number of Components: approximately 110

Index Description. The WisdomTree International Health Care Sector Index measures the performance of companies in the "Health Care" sector of the WisdomTree DIEFA Index. The Index includes companies from the following industries: health care products, health care services, pharmaceuticals, biotechnology, and cosmetics and personal care.

WisdomTree International Industrial Sector Index
Number of Components: approximately 510

Index Description. The WisdomTree International Industrial Sector Index measures the performance of companies in the "Industrial" sector of the WisdomTree DIEFA Index." The Index includes companies from the following industries: aerospace and defense, building materials, electronic components and equipment, engineering and construction, hand and machine tools, machinery, metal fabrication, packaging and containers, shipbuilding, transportation, and trucking and leasing.

WisdomTree International Technology Sector Index
Number of Components: approximately 85

Index Description. The WisdomTree International Technology Sector Index measures the performance of companies in the "Technology" sector of the WisdomTree DIEFA Index. The Index includes companies from the following industries: computers, office and business equipment, semiconductors, and software.

WisdomTree International Utilities Sector Index
Number of Components: approximately 65

Index Description. The WisdomTree International Utilities Sector Index measures the performance of companies in the "Utilities" sector of the WisdomTree DIEFA Index. Companies are weighted in the Index based on regular cash dividends paid. The Index includes companies from the following industries: gas, electric, and water.

APPENDIX B

METHODOLOGY GUIDE FOR INTERNATIONAL SECTOR INDEXES

Index [redacted]

developed markets. The international sector indexes identified herein (together, the "International Sector Indexes") are modified capitalization weighted indexes developed by WTI to define major international sectors in the European, Japanese, Australia, New Zealand, Hong Kong, and Singapore stock markets. The International Sector Indexes are derived from the WisdomTree Dividend Index of Europe, Far East Asia and Australasia ("WisdomTree DIEFA")

In June of each year, the International Sector Indexes are reconstituted, with each components' weight adjusted to reflect its dividend-weighting in its respective Index. The International Sector Indexes will be constituted by the Calculation Agent for the first time in the fall of 2006. The first annual reconstitution for the International Sector Indexes will occur in June of 2007.

All of the International Sector Indexes are calculated to capture price appreciation and total return, which assumes dividends are reinvested into the Index. The International Sector Indexes will be calculated using primary market prices. The International Sector Indexes are calculated in U.S. dollars.

Key Features

i. Membership Criteria

To be eligible for inclusion in the International Sector Indexes, component companies must have meet the inclusion requirements set for the WisdomTree DIEFA Index, from which all 10 International Sector Indexes are derived. Companies eligible for inclusion in the WisdomTree DIEFA Index must meet the minimum liquidity requirements established by WisdomTree Investments. To be selected for inclusion in the WisdomTree DIEFA Index, shares of component securities need to have traded at least 250,000 shares per month for each of the six months preceding the International Screening Point. Component companies must have their shares listed on a stock exchange in one of the following geographic regions: Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, the United Kingdom ("Europe"), Japan, Australia, Hong Kong, New Zealand, or Singapore. Companies must be incorporated in one of these above-mentioned geographic regions and have paid at least $5 million in cash dividends on shares of their common stock in the 12 months prior to the annual reconstitution. Companies need to have a market capitalization of at least $100 million on the International Screening Point (defined below) and shares of such companies need to have had an average daily dollar volume of at least $100,000 for three months preceding the International Screening Point. Common stocks, REITs, tracking stocks, and holding companies are eligible for inclusion. ADRs, GDRs and EDRs, limited partnerships, royalty trusts, passive foreign investment companies, preferred stocks, closed-end funds, exchange-traded funds, and derivative securities such as warrants and rights are not eligible. After the International Sector Indexes are constituted for the first time in the fall of 2006, the International Screening Point will be the period between the close of trading on the last trading day in May and the open of trading on the next trading day.

ii. Base Date and Base Value

TBD

iii. Calculation and Dissemination

The following formula is used to calculate the index levels for the International Sector Indexes:

$$\frac{\Sigma i\{S_i P_i E_i\}}{D}$$

S_i = Number of shares in the index for security i.
P_i = Price of security i
E_i = Cross rate of currency of Security i vs. USD. If security price in USD, $E_i = 1$
D = Divisor

iv. The International Sector Indexes are calculated whenever the New York Stock Exchange is open for trading. If trading is suspended while the exchange a component stock trades on is still open, the last traded price for that stock is used for all subsequent Index computations until trading resumes. If trading is suspended before the opening, the stock's adjusted closing price from the previous day is used to calculate the Index. Until a particular stock opens, its adjusted closing price from the previous day is used in the Index computation. Index values are calculated on both a price and total-return basis, in U.S. dollars. The price Indexes are calculated and disseminated on an intra-day basis. The total return Indexes are calculated and disseminated on an end-of-day basis. Price index values are calculated and disseminated every 15 seconds to the Securities Industry Automation Corporation (SIAC) so that such Index Values can print to the Consolidated Tape. Weighting

The International Sector Indexes are modified capitalization-weighted indices that employ a transparent weighting formula to magnify the effect that dividends play in the total return of the Indexes. The initial weight of a component in the Index at the annual reconstitution is derived by multiplying the U.S. dollar value of the company's annual dividend per share by the number of common shares outstanding for that company, "The Cash Dividend Factor."[1] The Cash Dividend

[1] Special Dividends are not included in the computation of Index weights. Only "regular" dividends (e.g., established or quarterly dividends) are included when calculating a company's annual dividend per share.

Factor is calculated for every component in the Index and then summed. Each component's weight, at the International Weighting Date (defined below), is equal to its Cash Dividend Factor divided by the sum of all Cash Dividend Factors for all the components in that Index. The International Weighting Date is when component weights are set, it occurs immediately after the close of trading on the third Wednesday of June. New Component weights take effect before the opening of trading on the first Monday following the third Friday of June (the "International Reconstitution Date").

All Indexes will be modified should the following occur. Should any company achieve a weighting equal to or greater than 24.0% of its Index, its weighting will be reduced to 20.0% at the close of the current calendar quarter, and all other components in the Index will be rebalanced. Moreover, should the "collective weight" of Index component securities whose individual current weights equal or exceed 5.0% of the Index, when added together, equal or exceed 50.0% of the Index, the weightings in those component securities will be reduced so that their collective weight equals 40.0% of the Index at the close of the current calendar quarter, and other components in the Index will be rebalanced to reflect their relative weights before the adjustment. Further iterations of these adjustments may occur until no company or group of companies violates these rules.

v. Dividend Treatment

Regular dividend payments are not taken into account in the price Index, whereas they are reinvested and accounted for in the total return Index.[2] However, special dividend payments that are not reinvested in the total return index require index divisor adjustments to prevent the distribution from distorting the price index.

2.6 Multiple Share Classes

In the event a component company issues multiple classes of shares of common stock, each class of share will be eligible to be included in any International Sector Index, provided that dividends are paid on that share of stock. Conversion of a share class into another share class results in the deletion of the share class being phased out and an increase in shares of the surviving share class, provided that the surviving share class is in the Index.

Index Maintenance

Index Maintenance includes monitoring and implementing the adjustments for company deletions, stock splits, stock dividends, spins-offs, or other corporate actions. Some corporate actions, such as stock splits, stock dividends, and rights offerings require changes in the index shares and the stock prices of the component companies in the International Sector Indexes. Some corporate

[2] Where information is available about both gross and net dividends, the calculation of the total return Indexes assumes re-investment of net dividends.

actions, such as stock issuances, stock buybacks, warrant issuances, increases or decreases in dividend per share between reconstitutions, do not require changes in the index shares or the stock prices of the component companies in the International Sector Indexes. Other corporate actions, such as special dividends and entitlements, may require Index divisor adjustments. Any corporate action, whether it requires divisor adjustments or not, will be implemented after the close of trading on the day prior to the ex-date of such corporate actions. Whenever possible, changes to the Index's components, such as deletions as a result of corporate actions, will be announced at least two business days prior to their implementation date.

vi. Component Changes

Additions

Additions to the International Sector Indexes are made at the annual reconstitution according to the inclusion criteria defined above. Changes are implemented before the opening of trading on the first Monday following the closing of trading on the third Friday in June. No additions are made to any of the International Sector Indexes between annual reconstitutions.

Deletions

Shares of companies that are de-listed or acquired by a company outside of the Index are deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in composition of the Index. A component company that cancels its dividend payment is deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. A component company that files for bankruptcy is deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. If a component company is acquired by another company in the Index for stock, the acquiring company's shares and weight in the Index are adjusted to reflect the transaction after the close of trading on the day prior to the execution date. Component companies that reclassify their shares (*i.e.,* that convert multiple share classes into a single share class) remain in the Index, although index shares are adjusted to reflect the reclassification.

vii. Spin-Offs and IPOs

Should a company be spun-off from an existing component company and pay a regular cash dividend, it is not allowed into the International Sector Indexes until the next annual reconstitution, provided it meets all other inclusion requirements. The weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. Companies that go public in an Initial Public Offering (IPO) and that pay regular cash dividends and that meet all other Index inclusion requirements must wait until the next annual reconstitution to be included in the International Sector Indexes.

Index Divisor Adjustments

Changes in the Index's market capitalization due to changes in composition, weighting or corporate actions result in a divisor change to maintain the Index's continuity. By adjusting the divisor, the Index value retains its continuity before and after the event. Corporate actions that require divisor adjustments will be implemented prior to the opening of trading on the effective date. In certain instances where information is incomplete, or the completion of an event is announced too late to be implemented prior to the ex-date, the implementation will occur as of the close of the following day or as soon as practicable thereafter. For corporate actions not described herein, or combinations of different types of corporate events and other exceptional cases, WisdomTree reserves the right to determine the appropriate implementation method.

Companies that are acquired, de-listed, file for bankruptcy or that cancel their dividends in the intervening weeks between the International Screening Point and the International Reconstitution date are not included in the International Sector Indexes, and the weights of the remaining components are adjusted accordingly.

5. Selection Parameters for International Sector Indexes

5.1 The **WisdomTree International Basic Materials Sector Index** is comprised of all the companies within the WisdomTree DIEFA Index classified as belonging to the "Basic Materials" sector. Components are selected as of the Screening Point. The component companies are assigned weights in the Index as defined in section 2.4., and annual reconstitution of the Index takes effect as defined in section 3.1.

5.2 The **WisdomTree International Communications Sector Index** is comprised of all the companies within the WisdomTree DIEFA Index classified as belonging to the "Communications" sector. Components are selected as of the Screening Point. The component companies are assigned weights in the Index as defined in section 2.4., and annual reconstitution of the Index takes effect as defined in section 3.1.

5.3 The **WisdomTree International Consumer Cyclical Sector Index** is comprised of all the companies within the WisdomTree DIEFA Index classified as belonging to the "Consumer Cyclical" sector. Components are selected as of the Screening Point. The component companies are assigned weights in the Index as defined in section 2.4., and annual reconstitution of the Index takes effect as defined in section 3.1.

5.4 The **WisdomTree International Consumer Non-Cyclical Sector Index** is comprised of all the companies within the WisdomTree DIEFA Index classified as belonging to the "Consumer Non-Cyclical" sector. Components are selected as of the Screening Point. The component companies are assigned weights in the Index as defined in section 2.4., and annual reconstitution of the Index takes effect as defined in section 3.1.

5.5 The **WisdomTree International Energy Sector Index** is comprised of all the companies within the WisdomTree DIEFA Index classified as belonging to the "Energy" sector. Components are selected as of the Screening Point. The component companies are assigned weights in the Index as defined in section 2.4., and annual reconstitution of the Index takes effect as defined in section 3.1.

5.6 The **WisdomTree International Financial Sector Index** is comprised of all the companies within the WisdomTree DIEFA Index classified as belonging to the "Financials" sector, including real estate investment trusts. Components are selected as of the Screening Point. The component companies are assigned weights in the Index as defined in section 2.4., and annual reconstitution of the Index takes effect as defined in section 3.1.

5.7 The **WisdomTree International Health Care Sector Index** is comprised of all the companies within the WisdomTree DIEFA Index classified as belonging to the "Health Care" sector. Components are selected as of the Screening Point. The component companies are assigned weights in the Index as defined in section 2.4., and annual reconstitution of the Index takes effect as defined in section 3.1.

5.8 The **WisdomTree International Industrial Sector Index** is comprised of all the companies within the WisdomTree DIEFA Index classified as belonging to the "Industrial" sector . Components are selected as of the Screening Point. The component companies are assigned weights in the Index as defined in section 2.4., and annual reconstitution of the Index takes effect as defined in section 3.1.

5.9 The **WisdomTree International Technology Sector Index** is comprised of all the companies within the WisdomTree DIEFA Index classified as belonging to the "Technology" sector. Components are selected as of the Screening Point. The component companies are assigned weights in the Index as defined in section 2.4., and annual reconstitution of the Index takes effect as defined in section 3.1.

5.10 The **WisdomTree International Utilities Sector Index** is comprised of all the companies within the WisdomTree DIEFA Index classified as belonging to the "Utilities" sector. Components are selected as of the Screening Point. The component companies are assigned weights in the Index as defined in section 2.4., and annual reconstitution of the Index takes effect as defined in section 3.1.